Mail Stop 3561

October 2, 2006

Steve Kelly
President
One Earth Energy, LLC
1306 West 8th Street
Gibson City, Illinois 60936

Re: One Earth Energy, LLC
Amendment no. 1 to Registration Statement on Form SB-2
Filed September 20, 2006
File No. 333-135729

Dear Mr. Kelly,

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the marked copy you provided to us.

Registration Statement Cover Page

1. Please update your fee table to reflect the revised minimum and maximum offering amounts.

Prospectus
Table of Contents

2. We note your response to prior comment 27 of our letter dated August 8, 2006. Please make corresponding changes to the page numbers in your table of contents.

Prospectus Summary, page 1
Subscription Procedures, page 2

3. We note your response to prior comment 3. Please revise to disclose the date when the remaining 90% is due as well as the consequences of non-payment.

The Project, page 3

4. We note your response to prior comment 18. Because you plan to rely on your Class A cooperative members in your business plan, please revise to disclose in your summary. If you already have secured "purchase arrangements" with any of these members, provide Item 404 disclosure, as appropriate and file the corresponding exhibits. Refer to Item 601(b)(10) of Regulation S-B.

Our Financing Plan, page 4

5. In the last sentence of the second paragraph, you disclose that none of the states in which you have registered has restricted your offering because of your noncompliance with the minimum promoter investment standard that you describe. Please confirm to us that each state has communicated to you that it will not restrict your offering. Please also revise the corresponding risk factor on page 9.

Important Notices to Investors, page 6

6. We note your response to prior comment 10 and reissue. The disclosure in the fifth paragraph of this section implies that the information you could provide in response to an individual investor inquiry may not be provided to all investors. Please delete this paragraph or provide us with an explanation of why you believe responding to individual information requests is consistent with federal securities laws. Material information about the offering should be contained in the registration statement, not given out on a selective basis.

Risk Factors, page 7
If we decide to spend equity proceeds, page 10

7. We note your response to prior comment 12 and reissue. Please revise to explain why your operating documents do not require you to meet the conditions listed in the subheading of your risk factor, such as, fulfilling all of the loan commitment conditions, signing binding loan agreements, or receiving loan proceeds.

Fagen, Inc. and ICM, Inc. may have current or future commitments, page 14

8. We note your response to prior comment 15 and reissue. So that investors may better evaluate this risk, please disclose whether you have inquired about Fagen and ICM's commitments. If you have and they have not told you, disclose that.

Dilution, page 25

9. We note your response to prior comment 29; however your dilution and capitalization tables do not present a midpoint. Please revise.

10. In computing net tangible book value, you should consider the land options to constitute intangible assets. Accordingly, net tangible book value as of July 31, 2006 appears to be $856,236 and net tangible book value per unit appears to be $1,001.45. Please revise your disclosures and computations or advise.

Estimated Uses of Proceeds, page 30
Plant Construction, Page 31

11. We note your response to prior comment 21. Expand your disclosures under the risk factor "We may need to increase cost estimates for construction of the ethanol plant due to the use of union labor or other construction cost increases…" at page 13, and in the last paragraph under "Design-Build Team: Letter of intent with Fagen, Inc." on page 69 to disclose the top two paragraphs on page 7 of your supplemental response letter to us dated September 21, 2006. In addition, please address in your disclosures how you would finance the use of any union labor or compensated labor at higher than anticipated prevailing wages, as we note you disclose that your budget does not include any additional amount for either of these possible costs.

MD&A, page 32

Plan of Operations Until Start-Up of Ethanol Plant, page 33
Site Acquisition and development, page 33

12. We note your response to prior comment 22. Please revise your disclosure to clarify that you have secured the three options which you anticipate "together" will comprise your construction site. Furthermore, please indicate whether the options are for properties which are adjacent to each other.

13. We note your response to prior comment 24. Please revise to include your response in your disclosure. Please revise to disclose how long you expect to wait for approval and to resolve your water volume issues.

Description of Membership Units, page 82
Loss of Membership Rights, page 83

14. We note your response to prior comment 40; however, please revise your disclosure to describe the ways in which membership may be terminated under the operating agreement.

Exhibits 5.1 and 8.1

15. We note your response to prior comment 45. For your planning purposes, please be aware that we will need to review the signed legal and tax opinions prior to the registration statement being declared effective.

Other

16. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

17. Please continue to consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher R. Sackett, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        via facsimile: (515) 283-0231